CAPITAL GROWTH SYSTEMS, INC.
50 East Commerce Drive, Suite A
Schaumburg, Illinois 60173
630-872-5800

September 14, 2005

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Via Edgar Transmission

Re: Capital Growth Systems, Inc. (Registration Statement File No. 333-115250)

Ladies and Gentlemen:

The undersigned, being the Chief Financial and Accounting Officer of Capital Growth Systems, Inc. (the "Company") hereby informs the Securities and Exchange Commission (the “Commission”) that the Company has determined that it is no longer in the best interests of the Company to proceed with Registration Statement No. 333-115250 (the "Registration Statement") that was submitted for filing with the Commission on May 6, 2004, with subsequent amendments thereto filed on May 13, 2004 and January 14, 2005.

Therefore, the Company hereby requests that above-referenced Registration Statement be withdrawn, effective immediately, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”). The Company further confirms that in connection with the Registration Statement, it has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act.

Should you have any questions regarding this request, please contact our legal counsel, Andrew Pillsbury of Kelley Drye & Warren LLP at 312-857-7086.  His facsimile number is 312-857-7095.

Thank you for your attention in this matter.

Sincerely,

CAPITAL GROWTH SYSTEMS, INC.

/s/ Skip Behm
Name: Skip Behm
Title: Chief Financial and Accounting Officer